UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: August 2026

Commission File Number: 002-09048

THE BANK OF NOVA SCOTIA

(Name of registrant)

40 Temperance Street, Toronto, Ontario, M5H 0B4

(416) 866-3672

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐     Form 40-F ☒

This report on Form 6-K shall be deemed to be incorporated by reference in The Bank of Nova Scotia’s registration statements on Form S-8 (File No. 333-199099) and Form F-3 (File No. 333-282565) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF NOVA SCOTIA

Date: August 25, 2026	By:	/s/ Gerhardt Samwell
Name: Gerhardt Samwell
Title: Senior Vice-President and Chief Accountant

    EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated August 25th, 2026 – Scotiabank Announces Dividend on Outstanding Shares